Exhibit B

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The certification set forth below is being submitted in connection with the Annual Report on Form 20-F/A for the year ended December 31, 2004 (the “Annual Report”) for the purposes of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Rafael Miranda Robredo, the Chief Executive Officer and José Luis Palomo Alvarez, the Chief Financial Officer of Endesa, S.A., each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Endesa, S.A.

Date: October 28, 2005

By:	/S/ RAFAEL MIRANDA ROBREDO

Name:	Rafael Miranda Robredo
Title:	Chief Executive Officer

By:	/S/ JOSÉ LUIS PALOMO ALVAREZ

Name:	José Luis Palomo Alvarez
Title:	Chief Financial Officer